UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                     Warrants to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                                 Luan Dang
                            2 San Joaquin Plaza
                                 Suite 240
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 7, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Luan Dang

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b) _____

3.   SEC Use Only

4.   Source of Funds     PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship                   United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        754,174(See Item 5)
     8.   Shared Voting Power      95,000(See Item 5)
     9.   Sole Dispositive Power   754,174(See Item 5)
     10.  Shared Dispositive Power 95,000(See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     849,174 shares (See Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     7.5%   (1) (See Item 5)

14.  Type of Reporting Person

     IN

     (1) Based on 10,866,866 shares of common stock, par value $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2008.

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Item 1.  Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.    Identity and Background

     (a)  Luan Dang
     (b)  2 San Joaquin Plaza
          Suite 240
          Newport Beach, CA   92660
     (c)  Director
          3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     From 2003 to 2007, Mr. Dang purchased a total of 202,091 shares and 33,333 warrants using his personal funds. He received 150,000 shares for additional advisory services in July 2008.

     In 2003, Mr. Dang was granted 18,750 options for being on the advisory board of the Issuer. From 2005 to 2007, Mr. Dang received a total of 150,000 options for services on the board of directors, and on the compensation and audit committees. In 2005, he received 200,000 options for increased involvement with the Issuer and appointment as Vice Chairman.

Item 4.    Purpose of Transaction

     Some of the shares and all of the warrants were purchased by Mr. Dang and an investment in the Issuer. Additional shares and options were granted as compensation for performance by Mr. Dang. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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     (d)  Any change in the present board of directors or management of the
          Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns a total of 849,174 shares representing 7.5%.
     (b) Mr. Dang has sole voting and dispositive power over 754,174 shares, which includes 150,000 shares that vest one-fourth every quarter beginning June 30, 2008, 150,000 shares underlying options and 33,333 shares underlying warrants.

          Mr. Dang shares voting and dispositive power for 95,000 shares that are held in a trust for which he is the trustee.

          All calculations for percentages and totals include all of the shares as if fully vested.

     (c) On July 7, 2008, Mr. Dang received 150,000 shares for additional advisory services to the Issuer.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

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                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 16, 2008

/s/ Luan Dang
Luan Dang


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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